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                          October 13, 2022

       Cory Fishman
       President and Chief Executive Officer
       Iterum Therapeutics PLC
       200 South Wacker Dr., 31st Floor
       Chicago, IL 60606

                                                        Re: Iterum Therapeutics
PLC
                                                            Registration
Statement on Form S-3
                                                            Filed October 7,
2022
                                                            File No. 333-267795

       Dear Cory Fishman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian Johnson, Esq.